Majic Wheels Corp.

7908 Interstate Court

North Fort Myers, FL  33917

September 29, 2011

Securities and Exchange Commission

Washington, DC  20549

Re:

MAJIC Wheels Corp.

Form 10-K for the year ended December 31, 2009

File No. 000-53110

Dear Ms. Cvrkel:

On September 27, 2011, we received your letter of October 7, 2010.  Our responses to your comments are as follows:

Form 10-K for the year ended December 31, 2009

Item 8A(T) Controls and Procedures, page 14

1.

We filed an amended Form 10-K for the year ended December 31, 2009 (“2009 Amended 10-K”) on August 2, 2011 and revised Item 8A(T) to disclose management’s conclusion as to the effectiveness of our internal control over financial reporting, as required by Item 308T(a)(3) of Regulation S-K.  Page 10 of the 2009 Amended 10-K states the following:

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. Based on management’s assessment and those criteria, management believes that the internal control over financial reporting as of December 31, 2009 was effective.

Management’s internal control report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report.

2.

Management believes that we had effective disclosure controls. As stated on page 10 of the 2009 Amended 10-K:

In designing and evaluating the disclosure controls and procedures, management recognizes that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their desired control objectives.

Human error was to blame in the omission of the disclosure of management’s conclusion as to the effectiveness of our internal control over financial reporting, however, based upon the required evaluation, management has concluded that our disclosure controls and procedures were effective.

Report on Form 8-K dated July 23, 2010

3.

In our 2009 Amended 10-K, the transaction was disclosed as a subsequent event.  This can be found on page F-18 of the filing under footnote 11.  The entire footnote 11 is as follows:

(11)

Subsequent Events

Effective May 26, 2010, Benjamin Resheff resigned as Secretary and Director of the Company and Judah Steinberger was elected to the Board of Directors of the Company in the position of Secretary and Director.

On July 20, 2010, MAJIC Wheels Corp. (the “Company”) sold an aggregate of 54,000,000 shares of Common Stock to BAJA 4 X 4 OFFROAD & FABRICATIONS, INC. for a total of $118,000 pursuant to an Agreement for the Purchase of Common Stock (the “Agreement”). The shares represent approximately 36% of the total outstanding securities of the Company.  The shares were sold without registration under Section 5 of the Securities Act of 1933 in reliance on the exemption from registration contained in Section 4(2) of the Securities Act. A copy of the Agreement is annexed hereto as Exhibit 10.1.

Also on July 20, 2010, Eran Gronich sold an aggregate of 4,000,000 shares of Common Stock of the Company to BAJA 4 X 4 OFFROAD & FABRICATIONS, INC. for a total of $4,000 pursuant to an Agreement for the Purchase of Common Stock (the “Agreement”). The shares were sold without registration under Section 5 of the Securities Act of 1933 in reliance on the exemption from registration contained in Section 4(2) of the Securities Act.

Also on July 20, 2010, Daniel Elbaz sold an aggregate of 18,000,000 shares of Common Stock of the Company to BAJA 4 X 4 OFFROAD & FABRICATIONS, INC. for a total of $18,000 pursuant to an Agreement for the Purchase of Common Stock (the “Agreement”). The shares were sold without registration under Section 5 of the Securities Act of 1933 in reliance on the exemption from registration contained in Section 4(2) of the Securities Act.

As a result of the above mentioned stock purchases by BAJA 4 X 4 OFFROAD & FABRICATIONS, INC. control of the Company in the form of a total of 50.6% of the total issued and outstanding shares of common stock of the Company which total 150,000,000 was changed to BAJA 4 X 4 OFFROAD & FABRICATIONS, INC.

In connection with the Changes in Control of Registrant, Asher Zwebner resigned, effective July 23, 2010, as Interim CEO, CFO and Director and Judah Steinberger as Secretary and Director of the Company.

Effective as of July 23, 2010, Denise S. Houghtaling and Mark Houghtaling were elected to the Board of Directors of the Company as President and Director and Vice-President, Secretary and Director, respectively.

Effective as of July 23, 2010, the Company has relocated its Executive/Corporate offices as follows:

7908 Interstate Court

North Ft Myers, FL 33917

4.

The transactions disclosed in the aforementioned Form 8-K did result in a change of control of the registrant but should not be accounted for as a reverse acquisition transaction given the registrant did not receive any shares of Baja 4x4 Offroad & Fabrications. A reverse acquisition transaction would involve an exchange of shares whereby the registrant would have become the legal acquirer of Baja which was not the case here given the registrant owns no shares of Baja. The disclosed transaction resulted in the sale of registrant shares by the company and certain company shareholders in exchange for cash resulting in Baja taking control as the majority shareholder. The registrant holds no shares of Baja, it is however now a majority owned subsidiary of Baja. Given there was no exchange of shares with Baja and the Baja business plan and operations were not put into the registrant, the audit requirements in Reg S-X Rule 3-05 do not apply here as this is not a business combination.

Schedule 14C as filed on August 4, 2010

5.

The transaction with Mark’s Dumpsters Inc. has not occurred due to a delay in the acquisition audit.  Once the 2010 audit of Mark’s Dumpsters Inc. is complete, the Company will file the required reports, including a Form 8-K.  Although the transaction has not yet been finalized, based on management’s preliminary review of the indicators in FASB ASC 805-10-55-11 through 15, we believe the transaction will be accounted for as a reverse acquisition transaction.

The company acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Denise Houghtaling

Denise Houghtaling

President